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NEWS RELEASE
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FOR:   Methode Electronics, Inc.           CONTACT:  Kevin J. Hayes
       7444 W. Wilson Ave.                           (708) 867-9600
       Chicago, IL 60656

                      Methode Electronics, Inc. Announces
         Acquisition of 75% Interest in Intellectual Property Company

FOR IMMEDIATE RELEASE

     CHICAGO - February 17 - Methode Electronics, Inc. today announced that it has acquired 75% of the Common Stock of Sentorque, Inc. located in Florida. Sentorque owns a portfolio of intellectual property covering innovative advances in circularly magnetized non-contact torque sensors. There are currently several large manufacturers licensed to produce products under license agreements, and it is anticipated that over time this number will grow substantially. The terms of the transaction were not disclosed.

     Chairman William J. McGinley said, "The inventions utilize the magnetoelastic properties of metals for inexpensive non-contact measurement of torsional stress on a shaft. Its superiority to other methods of torque measurement lies in its simplicity of design and ability to measure torque without flexing or straining the shaft. Combined with advanced position sensors currently under development at Methode and Methode's experience in clockspring transducers, low cost direct measurement of power transmitted by a rotating shaft is now possible. The low price of the sensor is expected to open broad new markets including automotive electric steering, power transmission, industrial machinery and consumer goods," Mr. McGinley concluded.

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